Filed by Royale Energy Holdings, Inc., Pursuant to Rule 425
under the Securities Act of 1933, as amended.
Subject Companies:  Royale Energy, Inc.,
Royale Energy Holdings, Inc., and
Matrix Oil Management Corporation
Date:  May 4, 2017
This filing relates to a proposed business
combination involving Royale Energy, Inc.,
Royale Energy Holdings, Inc., and
Matrix Oil Management Corporation
SEC File No. 333-216055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 4, 2017
(Date of earliest event reported)

Royale Energy, Inc.
(Exact name of registrant as specified in its charter)

CALIFORNIA	0-22750	33-02224120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1870 Cordell Court, Suite 210
El Cajon, California 92020
(Address of principal executive offices) (Zip Code)

(619) 383-6600
 (Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

■	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section13(a) of the Exchange Act. ☐

Item 8.01. Other Events

On May 4, 2017, Royale Energy Holdings, Inc., filed Pre-Effective Amendment No. 1 to its Registration Statement on Form S-4/A in connection with the proposed Agreement and Plan of Merger and Reorganization between Royale Energy, Inc., a California corporation (“Royale”),  Royale Energy Holdings, Inc., a Delaware corporation (“Parent”), Royale Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Parent (“Royale Merger Sub”), Matrix Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Parent (“Matrix Merger Sub”), and Matrix Oil Management Corporation, a California corporation (“Matrix”).  A copy of the Amendment to the Registration Statement is available at www.sec.gov under information filed by Royale Energy Holdings, Inc., File No. 333-216055.

Additional Information about the Transaction

The Pre-Effective Form S-4/A filed by Royale Energy Holdings, Inc., on May 4, 2017, includes a preliminary proxy statement of Royale relating to (i) the Parent Common Stock to be issued in connection with the Mergers, the LP Exchanges, the Matrix Operator Exchange, upon the conversion of any Series B Preferred Stock, or the exercise of any outstanding warrants and options that become exercisable upon the effectiveness of the Mergers, and (ii) the Series B Preferred Stock to be issued in connection with the exchange for Preferred Interests issued by Matrix Investments, L.P.. The definitive proxy statement/prospectus, when filed, will include important information about Royale, Matrix, the Matrix LPs and Matrix Operator. Royale also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROYALE, MATRIX AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov .  In addition, the documents filed with the SEC by Royale can be obtained free of charge from Royale’s website at www.royl.com.

Participants in Solicitation

Royale and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Royale in respect of the proposed transaction.  Information regarding Royale’s directors and executive officers is available in its annual report on Form 10-K/A for the year ended December 31, 2016, as amended, which was filed with the SEC on April 28, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROYALE ENERGY, INC.

Date: May 8, 2017	By:	/s/ Stephen M. Hosmer
	Name:	Stephen M. Hosmer
	Title:	Chief Financial Officer